SHORT SELLING BAR REPRESENTATION

This representation shall serve as the promise and agreement by the recipient of any New Securities under the Plan to refrain from engaging in "short sales" of New Common Stock for a period of five years following the Plan Effective Date. For purposes of this Short Selling Bar Representation, "short sales" are defined as orders by a Person to its broker or agent to sell presently a specified number of shares held by the broker or agent in return for the Person's promise to replace the securities sold at a later date. The proceeds of the sale are held by the broker or agent pending receipt of the shares promised by the seller.

The prohibition contained in this Short Selling Bar Representation extends to (i) "naked" short sales, which are short sales of shares which the seller does not presently hold and are completed by covering through a market purchase of the shares due, and (ii) short sales "against the box," which are short sales of shares which the seller does presently hold, which are either covered by a market purchase (as with the "naked short") or by delivering the shares held against the shares due.

The recipient of any New Securities under the Plan further acknowledges and agrees in this Short Selling Bar Representation that in the event of its breach of this Short Selling Bar Representation, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, the recipient acknowledges and agrees that, in addition to other rights and remedies existing in its favor, the Reorganized Debtor may apply to the Bankruptcy Court or the District Court for the Northern District of Illinois (the jurisdiction to which the recipient shall be deemed to have consented to) or to any other court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.